UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, 8 Xinyuan South Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibits 4.1-4.2 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Weibo Corporation (File No. 333-232213) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: July 8, 2020	By:	/s/ Fei Cao
Fei Cao
Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description
4.1	Second Supplemental Indenture, dated as of July 8, 2020, between Weibo Corporation and Deutsche Bank Trust Company Americas
4.2	Form of 3.375% Notes due 2030 (included as Exhibit A in Exhibit 4.1)